UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hoehl, Robert H.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   06/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chairman/Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  06/04/98    S        4,500.00      D  $43.0000                    D  Direct
Common Stock                                  06/05/98    S        3,500.00      D  $43.0000                    D  Direct
Common Stock                                  06/10/98    G    V   2,381.00      D                              D  Direct
Common Stock                                  06/15/98    G    V   80,000.00     D                              D  Direct
Common Stock                                  06/19/98    J (1)V   8,000.00      A                              D  Direct
Common Stock                                  06/29/98    G    V   5,725.00      D               4,487,647.00   D  Direct
Common Stock                                  06/19/98    J (1)V   8,000.00      A               8,000.00       I  by Spouse
Common Stock                                                                                     90,252.00      I  by Trust
Common Stock                                  06/19/98    J (1)V   8,000.00      D               742,000.00     I  by Trust-CKHGRAT
Common Stock                                  06/19/98    J (1)V   8,000.00      D               742,000.00     I  by Trust-RHHGRAT

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Explanation of Responses:

(1)
Transfer without consideration of shares held by the reporting person.

SIGNATURE OF REPORTING PERSON
/S/ By: Robert W. Baker, Jr., Attorney-In-Fact
    For: Robert H. Hoehl
DATE